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     FOR IMMEDIATE RELEASE

       CONTACT:  RES ACQUISITION CORPORATION
              David A. Stockman, President
              (212) 836-9818

            RES ACQUISITION CORPORATION ANNOUNCES EXPIRATION OF THE HART-SCOTT-RODINO WAITING PERIOD AND EXTENDS TENDER OFFER FOR
     COMMON STOCK OF REPUBLIC ENGINEERED STEELS, INC. TO SEPTEMBER 4, 1998

     New York, New York, August 27, 1998. RES Acquisition Corporation ('RES Acquisition') today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for the filings made in connection with its acquisition of Republic Engineered Steels, Inc. ('Republic') (NASDAQ: REPS) has expired.

     RES Acquisition also announced today that it has extended the period during which its tender offer for shares of Republic common stock will remain open to 12:00 Midnight, New York City time, on Friday, September 4, 1998. The extension has been made in order to allow the United Steelworkers of America (the 'USWA') time to complete its membership vote with respect to the ratification of the Settlement Agreement among the USWA, RES Acquisition and Bar Technologies Inc. (including the new Master Collective Bargaining Agreement attached as an exhibit thereto). Ratification of the Settlement Agreement and the Master Collective Bargaining Agreement is a condition to the consummation of RES Acquisition's tender offer.

     As of the close of business on August 26, 1998, approximately 17,815,713 million shares of Republic common stock had been validly tendered in connection with the tender offer, including shares tendered pursuant to notice of guaranteed delivery.

     RES Acquisition and RES Holding Corporation were formed to acquire Republic by limited partnerships for which Blackstone Management Associates II L.L.C. and Veritas Capital Management, L.L.C. serve as general partners.